Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205665

PROSPECTUS SUPPLEMENT NO. 2
(To Prospectus Dated July 21, 2015)

NII HOLDINGS, INC.
51,295,837 Shares
Common Stock

This prospectus supplement no. 2 supplements the prospectus, dated July 21, 2015, relating to up to 51,295,837 shares of our common stock which may be offered for sale by the selling stockholders identified in “Principal and Selling Stockholders” beginning on page 21 of the prospectus, and the prospectus supplement no. 1, dated August 10, 2015. This prospectus supplement no. 2 should be read in conjunction with the prospectus and the prospectus supplement no. 1, which are to be delivered with this prospectus supplement no. 2. If there is any inconsistency between the information in the prospectus, the prospectus supplement no. 1 and this prospectus supplement no. 2, you should rely on the information in this prospectus supplement no. 2.

Our common stock is traded on the NASDAQ Global Select Market under the symbol “NIHD.” On August 24, 2015, the last reported sales price of our common stock on the NASDAQ Global Select Market was $7.73.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 3 of the prospectus and on page 46 of our quarterly report on Form 10-Q for the quarter ended June 30, 2015, for some risks regarding an investment in our common stock.

The prospectus, as supplemented, covers 51,295,837 shares of our common stock.

This prospectus supplement no. 2 is filed for the purpose of including in the prospectus information contained in the attached Form 8-K, which was filed with the Securities and Exchange Commission on August 24, 2015.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

We have not registered the shares of common stock that may be sold by the selling stockholders under the securities laws of any state. Selling stockholders, and any brokers or dealers, effecting transactions in the shares should confirm that the shares have been registered under the securities laws of the state in which sales of the shares occur as of the time of such sales, or that there is an available exemption from the registration requirements of the securities laws of such states.

The date of this prospectus supplement is August 25, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 20, 2015
___________

NII HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	000-32421 (Commission File Number)	91-1671412 (IRS Employer Identification No.)

1875 Explorer Street, Suite 800 Reston, Virginia (Address of principal executive offices)	20190 (Zip Code)

Registrant's telephone number, including area code: (703) 390-5100

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐    Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On August 20, 2015, the board of directors of NII Holdings, Inc. (the “Company”) appointed Robert A. Schriesheim to serve as a new director in the class of directors whose current terms expire in 2017. At the same time, the board of directors appointed Mr. Schriesheim to serve as chair of the audit committee and accepted the resignation of Christopher T. Rogers from the audit committee. The audit committee is currently comprised of Robert A. Schriesheim (chair), Kevin L. Beebe and Howard S. Hoffmann.

Mr. Schriesheim has been the Executive Vice President and Chief Financial Officer of Sears Holdings Corporation since August 2011. Prior to that, Mr. Schriesheim served as Chief Financial Officer of Hewitt Associates, Inc., a global human resources consulting and outsourcing company, from January 2010 to October 2010. From October 2006 to January 2010, he served as Executive Vice President and Chief Financial Officer of Lawson Software, Inc., an ERP software provider. Prior to joining Lawson Software, Mr. Schriesheim held executive positions at ARCH Development Partners, Global TeleSystems, SBC Equity Partners, Ameritech, AC Nielsen and Brooke Group Ltd. Mr. Schriesheim currently serves as director of Houlihan Lokey, Inc. and as director and chairman of the audit committee of Skyworks Solutions, Inc. He previously served as a director of Dobson Communications Corp. from 2004 to 2007, a director of Lawson Software from 2006 to 2011, a director and then Co-Chairman of MSC Software Corporation from 2007 to 2009 and a director of Georgia Gulf Corporation from 2009 to 2010.

Consistent with the compensation policies currently applicable to our non-employee directors, Mr. Schriesheim was granted 11,607 shares of restricted common stock, par value $0.001 per share. The restricted stock, which was granted under our 2015 Incentive Compensation Plan, will vest and become fully transferable on the first anniversary of the date of the grant and will be subject to the terms and conditions of a restricted stock award agreement that will be substantially the same as the form of agreement used in connection with prior grants of restricted stock to our non-employee directors. Mr. Schriesheim will also be entitled to cash compensation consistent with our current compensation policies applicable to non-employee directors.

Item 8.01	Other Events.

On August 24, 2015, the Company announced that Francisco Tosta Valim Filho will join the Company’s Brazilian operating subsidiary, Nextel Telecomunicações Ltda. (“Nextel Brazil”), as President, Nextel Brazil on August 25, 2015.

Mr. Valim, 51, previously served as Chief Executive Officer of Via Varejo S.A., an electronics and furniture retailer in Latin America, from August 2013 until April 2014. Prior to that, Mr. Valim served as Chief Executive Officer of Oi S.A., a telecommunications operator in Brazil, from August 2011 until January 2013. From January 2008 to July 2011, Mr. Valim was the Chief Executive Officer of Experian UK, EMEA and LATAM, a division of Experian plc, a credit reference company.

The full text of the Company's press release announcing the matters described herein is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01    Financial Statements and Exhibits.

Exhibit No.        Description

99.1             Press Release dated August 24, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NII HOLDINGS, INC.
(Registrant)

Dated: August 24, 2015	By: /s/ SHANA C. SMITH
Shana C. Smith
Vice President and Secretary

EXHIBIT INDEX

Exhibit No.        Description

99.1             Press Release dated August 24, 2015

Exhibit 99.1

NII Holdings Announces New President of Nextel Brazil and Appointment of Board Member

RESTON, Va., August 24, 2015 -- NII Holdings, Inc. (NASDAQ: NIHD), a provider of differentiated mobile communication services operating under the Nextel brand in Brazil and Argentina, announced today that Francisco Tosta Valim Filho has been appointed as President, Nextel Brazil, effective August 25, 2015. Mr. Valim will be employed by Nextel Telecomunicações Ltda., the Company’s Brazilian operating subsidiary, and will report directly to NII’s Chief Executive Officer, Steve Shindler. Mr. Valim will be responsible for leading the Company’s day-to-day operations in Brazil. He replaces Gokul Hemmady, who has served as President, Nextel Brazil since 2013.

“We are delighted that Francisco Valim has agreed to take on this role. Francisco is a proven leader with significant expertise in the wireless telecommunications sector in Brazil and in business transformation and optimization of organizational processes, having successfully served as chief executive officer of several large telecommunication and media companies in Brazil,” said Mr. Shindler. “We are confident that Francisco is the right person to lead Nextel Brazil as we strive to build our subscriber base and increase revenues while continuing to reduce our costs.”

“We want to thank Gokul Hemmady for all of his contributions during his time with the company,” added Shindler. “Gokul has held a number of key roles at NII, including as President, Nextel Brazil as we launched our 3G services and expanded our presence in the 3G market in Brazil. We thank him for his leadership and wish him well with his future endeavors.”

Prior to joining Nextel Brazil, Mr. Valim was Chief Executive Officer of Via Varejo, one of the largest electronic and furniture retailers in Latin America, from 2013 to 2014. From 2011 to 2013, Mr. Valim served as Chief Executive Officer of Oi S.A., one of the largest integrated telecom operations in Brazil with both wireless and wireline operations throughout the country. Before Oi, Mr. Valim was Chief Executive Officer of Experian UK, EMEA and LATAM, a division of Experian plc, from 2008 to 2011. Prior to that he served as Chief Executive Officer of Net Serviços de Comunicaçᾶo S.A., one of Latin America’s largest cable companies, from 2003 to 2008.

Separately, the Company announced the appointment of Robert A. Schriesheim, Executive Vice President and Chief Financial Officer of Sears Holding Corporation, to its Board of Directors filling a vacancy on the seven member board that was created when the Company emerged from bankruptcy in June. Mr. Schriesheim was also appointed as Chair of the Audit Committee of the Board of Directors. Additional information regarding the Company’s board of directors is included on the company's website at http://www.nii.com/boardofdirectors.html.

About NII Holdings, Inc.
NII Holdings, Inc., a publicly held company based in Reston, VA, is a provider of differentiated mobile communication services for businesses and high value consumers in Brazil and Argentina. NII Holdings, operating under the Nextel brand in Brazil and Argentina, offers fully integrated wireless communications tools with digital cellular voice services, data services and wireless Internet access. Visit the Company's website at www.nii.com.

Nextel, the Nextel logo and Nextel Direct Connect are trademarks and/or service marks of Nextel Communications, Inc.

Visit NII Holdings' news room for news and to access our markets' news center: www.nii.com/newsroom.html.

Media Contacts:
NII Holdings, Inc.
1875 Explorer Street, Suite 800
Reston, VA. 20190
(703) 390-5100
www.nii.com

Investor and Media Relations:
Tahmin Clarke
(703) 390-7174
tahmin.clarke@nii.com